Exhibit 99.4

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

AS AT AND FOR THE THREE MONTHS AND YEAR ENDED MARCH 31, 2020

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

	Notes	As at March 31, 2019	As at March 31, 2020
				Convenience translation into US dollar in millions (unaudited) Refer Note 2(iii)
ASSETS
Goodwill	6	116,980	131,012	1,738
Intangible assets	6	13,762	16,362	217
Property, plant and equipment	4	70,601	81,120	1,076
Right-of-use assets	5	—	16,748	222
Financial assets
Derivative assets	17, 18	173	—	—
Investments	8	6,916	9,302	123
Trade receivables		4,373	6,049	80
Other financial assets	11	5,146	5,881	78
Investments accounted for using the equity method		1,235	1,383	18
Deferred tax assets		5,604	6,005	80
Non-current tax assets		20,603	11,414	151
Other non-current assets	12	15,872	11,935	158

Total non-current assets		261,265	297,211	3,941

Inventories	9	3,951	1,865	25
Financial assets
Derivative assets	17, 18	4,931	3,025	40
Investments	8	220,716	189,635	2,515
Cash and cash equivalents	10	158,529	144,499	1,917
Trade receivables		100,489	104,474	1,386
Unbilled receivables		22,880	25,209	334
Other financial assets	11	14,611	8,614	114
Contract assets		15,038	17,143	227
Current tax assets		7,435	2,882	38
Other current assets	12	23,086	22,505	299

		571,666	519,851	6,895
Assets held for sale		240	—	—

Total current assets		571,906	519,851	6,895

TOTAL ASSETS		833,171	817,062	10,836

EQUITY
Share capital		12,068	11,427	152
Securities premium reserve		533	1,275	17
Retained earnings		534,700	519,907	6,896
Share-based payment reserve		2,617	1,550	21
Other components of equity		18,198	23,299	309

Equity attributable to the equity holders of the Company		568,116	557,458	7,395
Non-controlling interest		2,637	1,875	25

TOTAL EQUITY		570,753	559,333	7,420

LIABILITIES
Financial liabilities
Long - term loans and borrowings	13	28,368	4,840	64
Derivative liabilities	17, 18	—	138
Lease liabilities		—	12,638	168
Other financial liabilities	14	—	151	2
Deferred tax liabilities		3,417	2,825	37
Non-current tax liabilities		11,023	13,205	175
Other non-current liabilities	15	5,258	7,537	100
Provisions	16	2	2	—

Total non-current liabilities		48,068	41,336	546

Financial liabilities
Loans, borrowings and bank overdrafts	13	71,099	73,202	971
Derivative liabilities	17, 18	1,310	7,231	96
Trade payables and accrued expenses		88,304	78,129	1,036
Lease liabilities		—	6,560	87
Other financial liabilities	14	644	899	12
Contract liabilities		24,768	18,775	249
Current tax liabilities		9,541	11,731	156
Other current liabilities	15	18,046	19,254	255
Provisions	16	638	612	8

Total current liabilities		214,350	216,393	2,870

TOTAL LIABILITIES		262,418	257,729	3,416

TOTAL EQUITY AND LIABILITIES		833,171	817,062	10,836

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A Premji	M K Sharma	Abidali Z Neemuchwala
Chartered Accountants	Chairman	Director	Chief Executive Officer
Firm’s Registration No: 117366W/W - 100018			& Managing Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
April 15, 2020

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended March 31,			Year ended March 31,
	Notes	2019	2020	2020	2019	2020	2020
				Convenience translation into US dollar in millions (unaudited) Refer Note 2(iii)			Convenience translation into US dollar in millions (unaudited) Refer Note 2(iii)
Revenues	21	150,063	157,110	2,084	585,845	610,232	8,094
Cost of revenues	22	(106,942)	(114,133)	(1,514)	(413,033)	(436,085)	(5,784)

Gross profit		43,121	42,977	570	172,812	174,147	2,310

Selling and marketing expenses	22	(10,994)	(10,295)	(137)	(44,510)	(42,907)	(569)
General and administrative expenses	22	(6,669)	(7,681)	(101)	(35,951)	(29,823)	(396)
Foreign exchange gains/(losses), net	25	316	993	13	3,215	3,169	42
Other operating income	28	1,546	395	5	4,344	1,144	15

Results from operating activities		27,320	26,389	350	99,910	105,730	1,402

Finance expenses	23	(2,530)	(1,653)	(22)	(7,375)	(7,328)	(97)
Finance and other income	24	7,228	4,907	65	22,923	24,081	319
Share of net profit /(loss) of associates accounted for using the equity method		(17)	13	—	(43)	29	—

Profit before tax		32,001	29,656	393	115,415	122,512	1,624
Income tax expense	20	(7,064)	(6,205)	(82)	(25,242)	(24,799)	(329)

Profit for the period		24,937	23,451	311	90,173	97,713	1,295

Profit attributable to:
Equity holders of the Company		24,833	23,260	308	90,031	97,218	1,288
Non-controlling interest		104	191	3	142	495	7

Profit for the period		24,937	23,451	311	90,173	97,713	1,295

Earnings per equity share:	26
Attributable to equity share holders of the Company
Basic		4.13	4.09	0.05	14.99	16.67	0.22
Diluted		4.12	4.07	0.05	14.95	16.62	0.22

Weighted average number of equity shares used in computing earnings per equity share
Basic		6,008,783,491	5,692,835,298	5,692,835,298	6,007,376,837	5,833,384,018	5,833,384,018
Diluted		6,023,959,306	5,703,378,727	5,703,378,727	6,022,304,367	5,847,823,239	5,847,823,239

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A Premji	M K Sharma	Abidali Z Neemuchwala
Chartered Accountants	Chairman	Director	Chief Executive Officer
Firm’s Registration No: 117366W/W - 100018			& Managing Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
April 15, 2020

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended March 31,			Year ended March 31,
	Notes	2019	2020	2020	2019	2020	2020
				Convenience translation into US dollar in millions (unaudited) Refer Note 2(iii)			Convenience translation into US dollar in millions (unaudited) Refer Note 2(iii)
Profit for the period		24,937	23,451	311	90,173	97,713	1,295

Other Comprehensive Income (OCI)
Items that will not be reclassified to profit or loss in subsequent periods
Defined benefit plan actuarial gains/(losses)		43	(696)	(9)	235	(1,050)	(14)
Net change in fair value of financial instruments through OCI		800	99	1	(464)	724	10

		843	(597)	(8)	(229)	(326)	(4)

Items that may be reclassified to profit or loss in subsequent periods
Foreign currency translation differences	19	(1,362)	4,469	60	2,943	8,447	112
Reclassification of foreign currency translation differences to profit and loss on sale of hosted data center services business		(71)	—	—	(4,202)	—	—
Net change in time value of option contracts designated as cash flow hedges		345	(65)	(1)	463	(520)	(7)
Net change in intrinsic value of option contracts designated as cash flow hedges		495	(662)	(9)	811	(1,558)	(21)
Net change in fair value of forward contracts designated as cash flow hedges		327	(1,503)	(20)	1,255	(2,652)	(35)
Net change in fair value of financial instruments through OCI		431	82	1	(18)	1,222	16

		165	2,321	31	1,252	4,939	65

Total other comprehensive income/ (loss), net of taxes		1,008	1,724	23	1,023	4,613	61

Total comprehensive income for the period		25,945	25,175	334	91,196	102,326	1,356

Total Comprehensive income attributable to:
Equity holders of the Company		25,871	24,880	330	90,945	101,673	1,347
Non-controlling interest		74	295	4	251	653	9

		25,945	25,175	334	91,196	102,326	1,356

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A Premji	M K Sharma	Abidali Z Neemuchwala
Chartered Accountants	Chairman	Director	Chief Executive Officer
Firm’s Registration No: 117366W/W - 100018			& Managing Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
April 15, 2020

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

						Other components of equity				Non- controlling interest	Total equity
Particulars	Number of shares*	Share capital, fully paid- up	Securities premium reserve	Retained earnings	Share- based payment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves	Equity attributable to the equity holders of the Company
As at April 1, 2018	4,523,784,491	9,048	800	453,265	1,772	16,618	(114)	1,547	482,936	2,410	485,346
Adjustment on adoption of IFRS 15	—	—	—	(2,279)	—	—	—	—	(2,279)	—	(2,279)

Adjusted balances as at April 1, 2018	4,523,784,491	9,048	800	450,986	1,772	16,618	(114)	1,547	480,657	2,410	483,067
Total comprehensive income for the year
Profit for the year	—	—	—	90,031	—	—	—	—	90,031	142	90,173
Other comprehensive income	—	—	—	—	—	(1,368)	2,529	(247)	914	109	1,023

Total comprehensive income for the year	—	—	—	90,031	—	(1,368)	2,529	(247)	90,945	251	91,196

Transaction with owners of the Company, recognized directly in equity
Contributions by and distributions to owners of the Company
Issue of equity shares on exercise of options	1,681,717	4	528	—	(528)	—	—	—	4	—	4
Issue of shares by controlled trust on exercise of options	—	—	—	565	(565)	—	—	—	—	—	—
Cash dividend paid (including dividend tax thereon)	—	—	—	(5,434)	—	—	—	—	(5,434)	—	(5,434)
Bonus issue of equity shares **	1,508,469,180	3,016	(795)	(1,454)	—	—	—	(767)	—	—	—
Loss of control in subsidiary	—	—	—	—	—	—	—	—	—	(52)	(52)
Infusion of capital	—	—	—	—	—	—	—	—	—	28	28
Compensation cost related to employee share based payment	—	—	—	6	1,938	—	—	—	1,944	—	1,944

Total transactions with owners of the Company	1,510,150,897	3,020	(267)	(6,317)	845	—	—	(767)	(3,486)	(24)	(3,510)

As at March 31, 2019	6,033,935,388	12,068	533	534,700	2,617	15,250	2,415	533	568,116	2,637	570,753

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

						Other components of equity
Particulars	Number of shares*	Share capital, fully paid- up	Securities premium reserve	Retained earnings	Share- based payment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves	Equity attributable to the equity holders of the Company	Non- controlling interest	Total equity
As at April 1, 2019	6,033,935,388	12,068	533	534,700	2,617	15,250	2,415	533	568,116	2,637	570,753
Adjustment on adoption of IFRS 16 (net of tax)	—	—	—	(872)	—	—	—	—	(872)	—	(872)

Adjusted balances as at April 1, 2019	6,033,935,388	12,068	533	533,828	2,617	15,250	2,415	533	567,244	2,637	569,881
Total comprehensive income for the year
Profit for the year	—	—	—	97,218	—	—	—	—	97,218	495	97,713
Other comprehensive income	—	—		—	—	8,289	(4,730)	896	4,455	158	4,613

Total comprehensive income for the year	—	—	—	97,218	—	8,289	(4,730)	896	101,673	653	102,326

Transaction with owners of the Company, recognized directly in equity
Contributions by and distributions to owners of the Company
Issue of equity shares on exercise of options	2,498,925	5	742		(742)				5		5
Buyback of equity shares	(323,076,923)	(646)		(105,000)				646	(105,000)		(105,000)
Transaction cost related to buyback				(311)					(311)		(311)
Issue of shares by controlled trust on exercise of options				1,026	(1,026)				—		—
Compensation cost related to employee share based payment				9	1,262				1,271		1,271
Effect of modification of ADS RSUs from equity settled to cash settled				—	(561)				(561)		(561)
Cash dividend paid (including dividend tax thereon)				(6,863)					(6,863)		(6,863)
Cash dividend paid to Non-controlling interest				—					—	(1,415)	(1,415)

Total transactions with owners of the Company	(320,577,998)	(641)	742	(111,139)	(1,067)	—	—	646	(111,459)	(1,415)	(112,874)

As at March 31, 2020	5,713,357,390	11,427	1,275	519,907	1,550	23,539	(2,315)	2,075	557,458	1,875	559,333

Convenience translation into US dollar in millions (unaudited) Refer Note 2(iii)		152	17	6,896	21	312	(31)	28	7,395	25	7,420

*

Includes 27,353,853 and 22,746,081 treasury shares held as at March 31, 2019 and 2020, respectively by a controlled trust. 2,599,183 and 4,607,772 shares have been transferred by the controlled trust to eligible employees on exercise of options during the year ended March 31, 2019 and March 31, 2020.

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A Premji	M K Sharma	Abidali Z Neemuchwala
Chartered Accountants	Chairman	Director	Chief Executive Officer
Firm’s Registration No: 117366W/W - 100018			& Managing Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
April 15, 2020

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(₹ in millions, except share and per share data, unless otherwise stated)

	Year ended March 31,
	2019	2020	2020
			Convenience translation into US dollar in millions (unaudited) Refer Note 2(iii)
Cash flows from operating activities:
Profit for the year	90,173	97,713	1,296
Adjustments to reconcile profit for the year to net cash generated from operating activities:
(Gain)/ loss on sale of property, plant and equipment and intangible assets, net	(309)	(11)	—
Depreciation, amortization and impairment	19,474	20,862	277
Unrealized exchange (gain)/ loss, net and exchange (gain)/ loss on borrowings	(546)	6,376	85
Share based compensation expense	1,938	1,262	17
Share of net (profit)/ loss of associates accounted for using equity method	43	(29)	—
Income tax expense	25,242	24,799	329
Dividend, gain from investments and interest (income)/expenses, net	(17,371)	(18,945)	(251)
Gain from sale of business and loss of control in subsidiary, net	(4,344)	(1,144)	(15)
Changes in operating assets and liabilities, net of effects from acquisitions
Trade receivables	1,392	(3,327)	(44)
Unbilled receivables and contract assets	4,580	(3,561)	(47)
Inventories	(566)	2,085	28
Other assets	(6,909)	(80)	(1)
Trade payables, accrued expenses, other liabilities and provisions	20,844	(12,401)	(164)
Contract liabilities	7,824	(6,572)	(87)

Cash generated from operating activities before taxes	141,465	107,027	1,423
Income taxes paid, net	(25,149)	(6,384)	(85)

Net cash generated from operating activities	116,316	100,643	1,338

Cash flows from investing activities:
Purchase of property, plant and equipment	(22,781)	(23,497)	(312)
Proceeds from sale of property, plant and equipment	1,940	1,270	17
Purchase of investments	(930,614)	(1,178,247)	(15,629)
Proceeds from sale of investments	954,954	1,212,826	16,087
Proceeds from sale of hosted data centre services business and loss of control in subsidiary, net of related expenses and cash	26,103	—	—
Payment for business acquisitions including deposits and escrow, net of cash acquired	—	(10,003)	(133)
Proceeds from sale of business	—	7,459	99
Interest received	20,163	23,837	316
Dividend received	361	367	5

Net cash generated in investing activities	50,126	34,012	450

Cash flows from financing activities:
Proceeds from issuance of equity shares and shares pending allotment	4	14	—
Repayment of loans and borrowings	(104,039)	(132,380)	(1,756)
Proceeds from loans and borrowings	65,161	106,342	1,411
Repayment of lease liabilities	—	(6,784)	(90)
Payment for deferred contingent consideration in respect of business combination	(265)	—	—
Payment for buy back of shares, including transaction cost	—	(105,311)	(1,397)
Interest paid	(4,796)	(4,601)	(61)
Payment of cash dividend (including dividend tax thereon)	(5,434)	(6,863)	(91)
Payment of cash dividend to Non-controlling interest	—	(1,415)	(19)

Net cash used in financing activities	(49,369)	(150,998)	(2,003)

Net increase in cash and cash equivalents during the year	117,073	(16,343)	(215)
Effect of exchange rate changes on cash and cash equivalents	526	1,922	25
Cash and cash equivalents at the beginning of the year	40,926	158,525	2,103

Cash and cash equivalents at the end of the year (Note 10)	158,525	144,104	1,913

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A Premji	M K Sharma	Abidali Z Neemuchwala
Chartered Accountants	Chairman	Director	Chief Executive Officer
Firm’s Registration No: 117366W/W - 100018			& Managing Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
April 15, 2020

WIPRO LIMITED AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(₹ in millions, except share and per share data, unless otherwise stated)

1. The Company overview

Wipro Limited (“Wipro” or the “Parent Company”), together with its subsidiaries and controlled trusts (collectively, “the Company” or the “Group”) is a global information technology (IT), consulting and business process services (BPS) company.

Wipro is a public limited Company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru – 560 035, Karnataka, India. Wipro has its primary listing with BSE Ltd. (Bombay Stock Exchange) and National Stock Exchange of India Ltd. The Company’s American Depository Shares representing equity shares are also listed on the New York Stock Exchange.

These interim condensed consolidated financial statements were authorized for issue by the Company’s Board of Directors onApril 15, 2020.

2. Basis of preparation of interim condensed consolidated financial statements

(i) Statement of compliance and basis of preparation

These interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IAS) 34, “Interim Financial Reporting” and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Selected explanatory notes are included to explain events and transactions that are significant to understand the changes in financial position and performance of the Company since the last annual consolidated financial statements as at and for the year ended March 31, 2019. These interim condensed consolidated financial statements do not include all the information required for full annual financial statements prepared in accordance with IFRS.

The interim condensed consolidated financial statements correspond to the classification provisions contained in IAS 1 (revised), “Presentation of Financial Statements”. For clarity, various items are aggregated in the statements of income and statements of financial position. These items are disaggregated separately in the notes, where applicable. The accounting policies have been consistently applied to all periods presented in these interim condensed consolidated financial statements except for the adoption of new accounting standards, amendments and interpretations effective as at April 1, 2019.

All amounts included in the interim condensed consolidated financial statements are reported in millions of Indian rupees (₹ in millions) except share and per share data, unless otherwise stated. Due to rounding off, the numbers presented throughout the document may not add up precisely to the totals and percentages may not precisely reflect the absolute figures.

(ii) Basis of measurement

The interim condensed consolidated financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items which have been measured at fair value as required by relevant IFRS:

a.	Derivative financial instruments;

b.	Financial instruments classified as fair value through other comprehensive income or fair value through profit or loss;

c.	The defined benefit asset/ (liability) recognized as the present value of defined benefit obligation less fair value of plan assets; and

d.	Contingent consideration.

(iii) Convenience translation (unaudited)

The accompanying interim condensed consolidated financial statements have been prepared and reported in Indian rupees, the functional currency of the Parent Company. Solely for the convenience of the readers, the interim condensed consolidated financial statements as at and for the three months and year ended March 31, 2020, have been translated into United States dollars at the certified foreign exchange rate of US$1 = ₹ 75.39 as published by Federal Reserve Board of Governors on March 31, 2020. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Due to rounding off, the translated numbers presented throughout the document may not add up precisely to the totals.

(iv) Use of estimates and judgment

The preparation of the interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the interim condensed consolidated financial statements are included in the following notes:

a)

Revenue recognition: The Company applies judgement to determine whether each product or services promised to a customer are capable of being distinct, and are distinct in the context of the contract, if not, the promised product or services are combined and accounted as a single performance obligation. The Company allocates the arrangement consideration to separately identifiable performance obligation deliverables based on their relative stand-alone selling price. In cases where the Company is unable to determine the stand-alone selling price the company uses expected cost-plus margin approach in estimating the stand-alone selling price. The Company uses the percentage of completion method using the input (cost expended) method to measure progress towards completion in respect of fixed price contracts. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. This method is followed when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors that are reviewed in estimating the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, revenue recognized, profit and timing of revenue for remaining performance obligations are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes probable. Volume discounts are recorded as a reduction of revenue. When the amount of discount varies with the levels of revenue, volume discount is recorded based on estimate of future revenue from the customer.

b)

Impairment testing: Goodwill and intangible assets with infinite useful life recognized on business combination are tested for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of the asset or the cash generating unit to which these pertain is less than the carrying value. The Company assesses acquired intangible assets with finite useful life for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount of the asset or the cash generating units is higher of value-in-use and fair value less cost of disposal. The calculation of value in use of a cash generating unit involves use of significant estimates and assumptions which includes turnover, growth rates and net margins used to calculate projected future cash flows, risk-adjusted discount rate, future economic and market conditions.

c)

Income taxes: The major tax jurisdictions for the Company are India and the United States of America. Significant judgments are involved in determining the provision for income taxes including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods.

d)

Deferred taxes: Deferred tax is recorded on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted at the reporting date. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carryforwards become deductible. The Company considers the expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

e)

Business combination: In accounting for business combinations, judgment is required in identifying whether an identifiable intangible asset is to be recorded separately from goodwill. Additionally, estimating the acquisition date fair value of the identifiable assets (including useful life estimates) and liabilities acquired, and contingent consideration assumed involves management judgment. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Changes in these judgments, estimates, and assumptions can materially affect the results of operations.

f)

Defined benefit plans and compensated absences: The cost of the defined benefit plans, compensated absences and the present value of the defined benefit obligations are based on actuarial valuation using the projected unit credit method. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate; future salary increases and mortality rates. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

g)

Expected credit losses on financial assets: The impairment provisions of financial assets and contract assets are based on assumptions about risk of default and expected timing of collection. The Company uses judgment in making these assumptions and selecting the inputs to the impairment calculation, based on the Company’s past history of collections, customer’s creditworthiness, existing market conditions as well as forward looking estimates at the end of each reporting period.

h)

Measurement of fair value of non-marketable equity investments: These instruments are initially recorded at cost and subsequently measured at fair value. Fair value of investments is determined using the market and income approaches. The market approach includes the use of financial metrics and ratios of comparable companies, such as revenue, earnings, comparable performance multiples, recent financial rounds and the level of marketability of the investments. The selection of comparable companies requires management judgment and is based on a number of factors, including comparable company sizes, growth rates, and development stages. The income approach includes the use of discounted cash flow model, which requires significant estimates regarding the investees’ revenue, costs, and discount rates based on the risk profile of comparable companies. Estimates of revenue and costs are developed using available historical and forecast data.

i)

Useful lives of property, plant and equipment: The Company depreciates property, plant and equipment on a straight-line basis over estimated useful lives of the assets. The charge in respect of periodic depreciation is derived based on an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The life is based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. The estimated useful life is reviewed at least annually.

j)

Useful lives of intangible assets: The Company amortizes intangible assets on a straight-line basis over estimated useful lives of the assets. The useful life is estimated based on a number of factors including the effects of obsolescence, demand, competition and other economic factors such as the stability of the industry and known technological advances and the level of maintenance expenditures required to obtain the expected future cash flows from the assets. The estimated useful life is reviewed at least annually.

k)

Leases: IFRS 16 defines a lease term as the non-cancellable period for which the lessee has the right to use an underlying asset including optional periods, when an entity is reasonably certain to exercise an option to extend (or not to terminate) a lease. The Company considers all relevant facts and circumstances that create an economic incentive for the lessee to exercise the option when determining the lease term. The option to extend the lease term are included in the lease term, if it is reasonably certain that the lessee will exercise the option. The Company reassess the option when significant events or changes in circumstances occur that are within the control of the lessee.

l)

Other estimates: The share-based compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest. Fair valuation of derivative hedging instruments designated as cash flow hedges involves significant estimates relating to the occurrence of forecast transaction.

Estimation uncertainty relating to the global health pandemic on COVID-19

In assessing the recoverability of receivables including unbilled receivables, contract assets and contract costs, goodwill, intangible assets, and certain investments, the Company has considered internal and external information up to the date of approval of these interim condensed consolidated financial statements including credit reports and economic forecasts. The Company has performed sensitivity analysis on the assumptions used and based on current indicators of future economic conditions, the Company expects to recover the carrying amount of these assets. The impact of the global health pandemic may be different from that estimated as at the date of approval of these interim condensed consolidated financial statements and the Company will continue to closely monitor any material changes to future economic conditions

3. Significant accounting policies

Please refer to the Company’s Annual report for the year ended March 31, 2019, for a discussion of the Company’s other critical accounting policies except for the adoption of new accounting standards, amendments and interpretations effective as at April 1, 2019.

On April 1, 2019, the Company adopted IFRS 16, Leases. Accordingly, the policy for Leases as presented in the Company’s Annual Report is amended as under:

IFRS 16 – Leases

The Company evaluates each contract or arrangement, whether it qualifies as lease as defined under IFRS 16.

The Company as a lessee

The Company assesses, whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract involves–

(a)    the use of an identified asset,

(b)    the right to obtain substantially all the economic benefits from use of the identified asset, and

(c)    the right to direct the use of the identified asset.

The Company at the inception of the lease contract recognizes a Right-of-Use (RoU) asset at cost and corresponding lease liability, except for leases with term of less than twelve months (short term) and low-value assets.

The cost of the right-of-use assets comprises the amount of the initial measurement of the lease liability, any lease payments made at or before the inception date of the lease plus any initial direct costs, less any lease incentives received. Subsequently, the right-of-use assets is measured at cost less any accumulated depreciation and accumulated impairment losses, if any. The right-of-use assets is depreciated using the straight-line method from the commencement date over the shorter of lease term or useful life of right-of-use assets.

The Company applies IAS 36 to determine whether a RoU asset is impaired and accounts for any identified impairment loss as described in the impairment of non-financial assets included as part of our annual financial statements for the year ended March 31, 2019.

For lease liabilities at inception, the Company measures the lease liability at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, if that rate is readily determined, if that rate is not readily determined, the lease payments are discounted using the incremental borrowing rate.

The Company recognizes the amount of the re-measurement of lease liability as an adjustment to the right-of-use assets. Where the carrying amount of the right-of-use assets is reduced to zero and there is a further reduction in the measurement of the lease liability, the Company recognizes any remaining amount of the re-measurement in consolidated statement of income.

For short-term and low value leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the lease term.

Lease payments have been classified as cash used in Financing activities.

The Company as a lessor

Leases for which the Company is a lessor is classified as a finance or operating lease. Contracts in which all the risks and rewards of the lease are substantially transferred to the lessee are classified as a finance lease. All other leases are classified as operating leases.

Leases, for which the Company is an intermediate lessor, it accounts for the head-lease and sub-lease as two separate contracts. The sub-lease is classified as a finance lease or an operating lease by reference to the RoU asset arising from the head-lease.

New Accounting standards, amendments and interpretations adopted by the Company effective from April 1, 2019:

IFRS 16 - Leases

On April 1, 2019, the Company has adopted IFRS 16, Leases, applied to all lease contracts outstanding as at April 1, 2019 using modified retrospective method by recording the cumulative effect of initial application as an adjustment to opening retained earnings. The Company has made use of the following practical expedient available on transition to IFRS 16, (a) not to reassess whether a contract is or contains a lease, accordingly the definition of lease in accordance with IAS 17 and IFRIC-4 will continue to be applied to those leases entered or modified before April 1, 2019. (b) The Company has applied a single discount rate to a portfolio of leases of similar assets in similar economic environment, consequently, the Company has recorded the lease liability at the present value of remaining lease payments, discounted using the incremental borrowing rate at the date of initial application and the right to use asset at its carrying amount as if the standard had been applied since the commencement date of the lease but discounted using the incremental borrowing rate at the date of initial application (c) excluded the initial direct costs from measurement of the RoU asset (d) Not to recognize RoU assets and lease liabilities for leases with less than twelve months of lease term and low-value assets on the date of initial application.

The weighted average of discount rate applied to lease liabilities as at April 1, 2019 is 5.7%.

On adoption of IFRS 16,

a)	The Company has recognized right-of use assets of ₹ 13,630 and corresponding lease liability ₹15,379.

b)

Net carrying value of assets procured under the finance lease of ₹ 1,243 (gross carrying and accumulated depreciation value₹ 3,420 and ₹ 2,177 respectively) have been reclassified from Property Plant and Equipment to right- of-use assets.

c)	Obligations under Finance leases ₹ 2,002 (non-current and current obligation under finance leases ₹ 496 and ₹ 1,506 respectively) have been reclassified to lease liabilities.

d)	Prepaid rent on leasehold land and other assets, which were earlier classified under Other assets have been reclassified to right-of-use assets by ₹ 2,222.

The adoption of the new standard has resulted in a reduction of ₹ 872 in opening retained earnings, net of tax.

The Company recognized during the year in the interim condensed consolidated statement of income, depreciation expense from right-of-use assets ₹ 5,911 and interest expenses on lease liabilities ₹ 914.

Lease payments during the year have been disclosed under financing activities in the Interim Condensed Consolidated Statement of Cash flows.

The comparatives as at and for the year ended March 31, 2019 have not been retrospectively restated.

The adoption of IFRS 16 did not have any material impact on Interim Condensed Consolidated Statement of income and earnings per share.

The difference between the lease obligation disclosed as of March 31, 2019 under IAS 17 (Refer Note 29 of the 2019 Annual Report) and the value of the lease liabilities as of April 1, 2019 is primarily on account of practical expedients exercised for low value assets and short term leases, inclusion of extension and termination options reasonably certain to be exercised, in measuring the lease liability in accordance with IFRS 16 and discounting the lease liabilities to the present value under IFRS 16.

IFRIC 23 – Uncertainty over Income Tax treatments

The International Accounting Standards Board clarifies the accounting for uncertainties in income taxes. The interpretation is to be applied to the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. The adoption of IFRIC 23 did not have any material impact on consolidated financial statements of the Company.

Amendment to IAS 19 - Plan Amendment, Curtailment or Settlement

The International Accounting Standard Board has issued amendments to IAS 19, ‘Employee Benefits’, in connection with accounting for plan amendments, curtailments and settlements requiring an entity to determine the current service costs and the net interest for the period after the remeasurement using the assumptions used for the remeasurement; and determine the net interest for the remaining period based on the remeasured net defined benefit liability or asset. The adoption of amendment to IAS 19 did not have any material impact on consolidated financial statements of the Company.

Amendment to IAS 12 – Income Taxes

The International Accounting Standard Board had issued amendments to IAS 12 – Income Taxes. The amendments clarify that an entity shall recognize the income tax consequences of dividends on financial instruments classified as equity should be recognized according to where the entity originally recognized those past transactions or events that generated distributable profits were recognized. The adoption of amendment to IAS 12 did not have any impact on consolidated financial statements of the Company.

New accounting standards not yet adopted:

Certain new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after April 1, 2019 and have not been applied in preparing these interim condensed consolidated financial statements. New standards, amendments to standards and interpretations that could have potential impact on the consolidated financial statements of the Company are:

Amendment to IFRS 3 - Business combination

On October 22, 2018, the International Accounting Standard Board has issued amendments to IFRS 3, ‘Business Combinations’, in connection with clarification of business definition, which help in determining whether an acquisition made is of a business or a group of assets. The amendment added a test that makes it easier to conclude that a Company has acquired a group of assets, rather than a business, if the value of the assets acquired is substantially all concentrated in a single asset or group of similar assets. These amendments are effective for annual reporting periods beginning on or after January 1, 2020, with early application permitted. The adoption of amendment to IFRS 3 is not expected to have any impact on the consolidated financial statements of the Company.

4. Property, plant and equipment

	Land		Buildings		Plant and machinery *		Furniture fixtures and equipment		Vehicles		Total
Gross carrying value:
As at April 1, 2018	₹	3,637	₹	25,145	₹	87,222	₹	15,772	₹	1,139	₹	132,915
Translation adjustment		(5)		(8)		613		—		(6)		594
Additions		65		2,684		10,402		1,951		4		15,106
Disposals		—		(331)		(5,871)		(1,218)		(189)		(7,609)

As at March 31, 2019	₹	3,697	₹	27,490	₹	92,366	₹	16,505	₹	948	₹	141,006
Accumulated depreciation/ impairment:
As at April 1, 2018		—		5,824		65,325		11,983		506	₹	83,638
Translation adjustment		—		8		332		(6)		(3)		331
Depreciation and impairment**		—		1,034		12,298		1,363		304		14,999
Disposals		—		(151)		(4,767)		(747)		(125)		(5,790)

As at March 31, 2019	₹	—	₹	6,715	₹	73,188	₹	12,593	₹	682	₹	93,178
Capital work-in-progress											₹	22,773

Net carrying value including Capital work-in-progress as at March 31, 2019											₹	70,601

Gross carrying value:
As at April 1, 2019	₹	3,697	₹	27,490	₹	92,366	₹	16,505	₹	948	₹	141,006
Reclassified on adoption of IFRS 16		—		—		(3,420)		—		—		(3,420)

Adjusted balance as at April 1, 2019		3,697		27,490		88,946		16,505		948		137,586
Translation adjustment		9		84		1,437		129		(5)		1,654
Additions		55		9,130		13,571		3,487		11		26,254
Additions through Business combinations		—		5		417		7		—		429
Disposals		—		(199)		(3,676)		(258)		(146)		(4,279)

As at March 31, 2020	₹	3,761	₹	36,510	₹	100,695	₹	19,870	₹	808	₹	161,644
Accumulated depreciation:
As at April 1, 2019		—	₹	6,715	₹	73,188	₹	12,593	₹	682	₹	93,178
Reclassified on adoption of IFRS 16		—		—		(2,177)		—		—		(2,177)

Adjusted balance as at April 1, 2019		—		6,715		71,011		12,593		682		91,001
Translation adjustment		—		32		1,066		91		(2)		1,187
Depreciation		—		1,319		8,628		1,556		175		11,678
Disposals		—		(118)		(2,649)		(99)		(128)		(2,994)

As at March 31, 2020	₹	—	₹	7,948	₹	78,056	₹	14,141	₹	727	₹	100,872
Capital work-in-progress											₹	20,348

Net carrying value including Capital work-in-progress as at March 31, 2020											₹	81,120

*	Includes computer equipment and software.
**

Includes impairment charge on software platform recognized on acquisitions, amounting to ₹ Nil and ₹ 1,480 for the year ended March 31, 2020 and 2019 respectively, forming part of Cost of revenues in the condensed consolidated statement of income.

5. Right-of-use assets

	Land		Buildings		Plant and machinery *		Vehicles		Total
Gross carrying value:
As at April 1, 2019 **	₹	2,003	₹	11,501	₹	2,941	₹	649	₹	17,094
Additions		—		3,520		1,210		219		4,949
Additions through Business combinations		—		364		—		—		364
Disposals		—		(41)		(47)		(59)		(147)
Translation adjustment		—		280		132		17		429

As at March 31, 2020	₹	2,003	₹	15,624	₹	4,236	₹	826	₹	22,689
Accumulated depreciation:
Depreciation		27		3,884		1,731		269		5,911
Disposals		—		(18)		(47)		(10)		(75)
Translation adjustment		—		62		37		6	₹	105

As at March 31, 2020	₹	27	₹	3,928	₹	1,721	₹	265	₹	5,941

Net carrying value as at March 31, 2020									₹	16,748

*	Includes computer equipment.
**	Includes net carrying value of property, plant and equipment reclassified on adoption of IFRS 16.

6. Goodwill and intangible assets

The movement in goodwill balance is given below:

	For the year ended
	March 31, 2019		March 31, 2020
Balance at the beginning of the year	₹	117,584	₹	116,980
Translation adjustment		4,529		9,199
Acquisition through business combination, net (Refer Note 7)		—		4,833
Disposal *		(4,893)		—
Assets reclassified as held for sale		(240)		—

Balance at the end of the year	₹	116,980	₹	131,012

*	Refer Note 28

The movement in intangible assets is given below:

	Intangible assets
	Customer related		Marketing related		Total
Gross carrying value:
As at April 1, 2018	₹	26,586	₹	6,551	₹	33,137
Translation adjustment		555		217		772
Disposal		(217)		(823)		(1,040)

As at March 31, 2019	₹	26,924	₹	5,945	₹	32,869
Accumulated amortization/ impairment:
As at April 1, 2018	₹	12,263	₹	2,761	₹	15,024
Translation adjustment		35		64		99
Amortization and impairment *		3,148		1,136		4,284
Disposal **		(101)		(199)		(300)
As at March 31, 2019	₹	15,345	₹	3,762	₹	19,107

Net carrying value as at March 31, 2019	₹	11,579	₹	2,183	₹	13,762

Gross carrying value:
As at April 1, 2019	₹	26,924	₹	5,945	₹	32,869
Translation adjustment		1,031		382		1,413
Acquisition through business combinations (Refer Note 7)		4,535		371		4,906

As at March 31, 2020	₹	32,490	₹	6,698	₹	39,188
Accumulated amortization:
As at April 1, 2019	₹	15,345	₹	3,762	₹	19,107
Translation adjustment		220		226		446
Amortization		2,333		940		3,273

As at March 31, 2020	₹	17,898	₹	4,928	₹	22,826

Net carrying value as at March 31, 2020	₹	14,592	₹	1,770	₹	16,362

*	Includes impairment charge on certain intangible assets recognized on acquisitions, amounting to ₹ 838 for the year ended March 31, 2019.
**	Refer Note 28

Amortization and impairment expense on intangible assets are included in selling and marketing expenses in the interim condensed consolidated statement of income.

7.	Business combinations:

During the year ended March 31, 2020, the Company has completed three business combinations (which individually are not material) for a total consideration of ₹ 10,433. These include (a) taking over customer contracts, leased facilities, assets and employees of Vara Infotech Private Limited, (b) acquisition of International TechneGroup Incorporated, a global digital engineering and manufacturing solutions Company and (c) acquisition of Rational Interaction, Inc, a digital customer experience management Company. The following table presents the provisional purchase price allocation:

Description	Purchase price allocated
Net assets	₹	907
Customer related intangibles		4,535
Marketing related intangibles		371
Deferred tax liabilities on intangible assets		(213)

Total	₹	5,600
Goodwill		4,833

Total purchase price	₹	10,433

Net assets acquired include ₹ 317 of cash and cash equivalents.

The goodwill of ₹ 4,833 comprises value of acquired workforce and expected synergies arising from the business combinations. Goodwill is partially deductible for income tax purpose in India and USA.

The pro-forma effects of these business combinations on the Company’s results were not material.

8. Investments

Investments consist of the followings:

	As at
	March 31, 2019		March 31, 2020
Non-current
Financial instruments at FVTOCI
Equity instruments	₹	6,916	₹	9,297
Financial instruments at amortized cost
Inter corporate and term deposits *		—		5

	₹	6,916	₹	9,302
Current
Financial instruments at FVTPL
Investments in liquid and short-term mutual funds	₹	13,960	₹	14,795
Financial instruments at FVTOCI
Commercial paper, Certificate of deposits and Bonds		185,048		155,587
Financial instruments at amortized cost
Inter corporate and term deposits *		21,708		19,253

	₹	220,716	₹	189,635

	₹	227,632	₹	198,937

*	These deposits earn a fixed rate of interest. Term deposits include deposits in lien with banks amounting to ₹ 801 (March 31, 2019: ₹ 463).

9. Inventories

Inventories consist of the following:

	As at
	March 31, 2019		March 31, 2020
Stores and spare parts	₹	677	₹	613
Finished and traded goods		3,274		1,252

	₹	3,951	₹	1,865

10.	Cash and cash equivalents:

Cash and cash equivalents as at March 31, 2019 and March 31, 2020, consists of cash and balance in deposits with banks. Cash and cash equivalents consist of the following:

	As at
	March 31, 2019		March 31, 2020
Cash and bank balances	₹	41,966	₹	34,087
Demand deposits with banks *		116,563		110,412

	₹	158,529	₹	144,499

*	These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.

Cash and cash equivalents consist of the following for the purpose of the cash flow statement:

	Year ended March 31,
	2019		2020
Cash and cash equivalents	₹	158,529	₹	144,499
Bank overdrafts		(4)		(395)

	₹	158,525	₹	144,104

11. Other financial assets

	As at
	March 31, 2019		March 31, 2020
Non-current
Security deposits	₹	1,436	₹	1,581
Interest receivables		1,139		1,139
Finance lease receivables		1,794		2,359
Other deposits		777		802

	₹	5,146	₹	5,881
Current
Security deposits	₹	1,050	₹	1,127
Due from officers and employees		738		1,040
Finance lease receivables		1,618		2,811
Interest receivables		1,789		2,581
Other deposits		33		5
Others		9,383		1,050

	₹	14,611	₹	8,614

	₹	19,757	₹	14,495

12. Other assets

	As at
	March 31, 2019		March 31, 2020
Non-current
Prepaid expenses	₹	6,323	₹	4,535
Costs to obtain contract		4,212		4,030
Costs to fulfil contract		—		305
Others		5,337		3,065

	₹	15,872	₹	11,935
Current
Prepaid expenses	₹	12,148	₹	9,876

Due from officers and employees		871		310
Advance to suppliers		3,247		3,121
Balance with GST and other authorities		5,543		7,805
Costs to obtain contract		1,170		1,258
Others		107		135

	₹	23,086	₹	22,505

	₹	38,958	₹	34,440

13. Loans and borrowings

	As at
	March 31, 2019		March 31, 2020
Borrowings from banks	₹	96,979	₹	77,058
Bank overdrafts		4		395
Obligations under finance leases (Refer Note 3)		2,002		—
Loans from institutions other than bank		482		589

	₹	99,467	₹	78,042

Non-current		28,368		4,840
Current		71,099		73,202

14. Other financial liabilities

	As at
	March 31, 2019		March 31, 2020
Non-current
Cash Settled ADS RSUs (Refer Note 27)	₹	—	₹	146
Deposits and others		—		5

	₹	—	₹	151
Current
Cash Settled ADS RSUs (Refer Note 27)	₹	—	₹	350
Deposits and others		644		549

	₹	644	₹	899

	₹	644	₹	1,050

15. Other liabilities

	As at
	March 31, 2019		March 31, 2020
Non-current
Employee benefits obligations	₹	2,083	₹	3,767
Others		3,175		3,770

	₹	5,258	₹	7,537
Current
Statutory and other liabilities	₹	5,430	₹	4,919
Employee benefits obligations		10,065		12,356
Advance from customers		1,361		1,464
Others		1,190		515

	₹	18,046	₹	19,254

	₹	23,304	₹	26,791

16. Provisions

	As at
	March 31, 2019		March 31, 2020
Non-current
Provision for warranty	₹	2	₹	2

	₹	2	₹	2
Current
Provision for warranty	₹	275	₹	317
Others		363		295

	₹	638	₹	612

	₹	640	₹	614

Provision for warranty represents cost associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 to 2 years. Other provisions primarily include provisions for indirect tax related contingencies and litigations. The timing of cash outflows in respect of such provision cannot be reasonably determined.

17.	Financial instruments:

Derivative assets and liabilities:

The Company is exposed to foreign currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investment in foreign operations. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, foreign currency forecasted cash flows and net investment in foreign operations. The counter parties in these derivative instruments are primarily banks and the Company considers the risks of non-performance by the counterparty as non-material.

The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

	(in millions)
	As at
	March 31, 2019				March 31, 2020
	Notional		Fair value		Notional		Fair value
Designated derivatives instruments
Sell: Forward contracts	USD	333	₹	1,410	USD	1,011	₹	(2,902)
		€—		—		€121	₹	231
		£—		—		£52	₹	240
	AUD	97	₹	15	AUD	144	₹	741

Range forward options contracts	USD	1,067	₹	1,149	USD	474	₹	(1,057)
		£191	₹	68		£98	₹	(13)
		€153	₹	349		€39	₹	85
	AUD	56	₹	39	AUD	—		—

Interest rate swaps	USD	75	₹	(11)	USD	—		—

Non-designated derivatives instruments
Sell: Forward contracts	USD	1,182	₹	1,359	USD	1,314	₹	(3,116)
		€32	₹	55		€59	₹	34
		£1	₹	(1)		£81	₹	112
	AUD	82	₹	28	AUD	56	₹	115
	SGD	11	₹	1	SGD	7	₹	8
	ZAR	56	₹	14	ZAR	17	₹	1
	CAD	56	₹	40	CAD	51	₹	153
	SAR	123	₹	(1)	SAR	60	₹	(1)
	AED	9		^	AED	—		—
	PLN	38	₹	15	PLN	34	₹	13
	CHF	10		^	CHF	7	₹	4
	QAR	3	₹	(1)	QAR	19	₹	(8)
	TRY	28	₹	12	TRY	30	₹	31
	NOK	29	₹	4	NOK	19	₹	16
	OMR	1	₹	(1)	OMR	2	₹	1
	SEK	35	₹	5	SEK	13	₹	4
	MYR	—		—	MYR	20	₹	1
	JPY	—		—	JPY	325		^

Range forward options contracts	USD	150	₹	161	USD	—		—
		€31	₹	12		€—		—
		£71	₹	57		£—		—
Buy : Forward contracts	USD	730	₹	(971)	USD	480	₹	972
	JPY	154		^	JPY	—		—
	MXN	9		^	MXN	11	₹	(9)
	DKK	75	₹	(13)	DKK	9		^

			₹	3,794			₹	(4,344)

^ Value is less than ₹ 1.

The following table summarizes activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:

	Year ended March 31,
	2019		2020
Balance as at the beginning of the year	₹	(143)	₹	3,019

Deferred cancellation gain/(loss), net		6		(201)
Changes in fair value of effective portion of derivatives		1,069		(2,312)
Net gain/(loss) reclassified to interim condensed consolidated statement of income on occurrence of hedged transactions		2,087		(3,382)

Gain/(loss) on cash flow hedging derivatives, net	₹	3,162	₹	(5,895)

Balance as at the end of the year		3,019		(2,876)
Deferred tax thereon		(604)		561

Balance as at the end of the year, net of deferred tax	₹	2,415	₹	(2,315)

As at March 31, 2019 and March 31, 2020, there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges or associated with an underlying exposure that did not occur.

18. Fair value:

Financial assets and liabilities include cash and cash equivalents, trade receivables, unbilled receivables, finance lease receivables, employee and other advances and eligible current and non-current assets, long and short-term loans and borrowings, lease liability, bank overdrafts, trade payable, eligible current liabilities and non-current liabilities.

The fair value of cash and cash equivalents, trade receivables, unbilled receivables, borrowings, trade payables, other current financial assets and liabilities approximate their carrying amount largely due to the short-term nature of these instruments. The Company’s long-term debt has been contracted at market rates of interest. Accordingly, the carrying value of such long-term debt approximates fair value. Further, finance lease receivables that are overdue are periodically evaluated based on credit worthiness of customers. Based on this evaluation, the Company records allowance for estimated losses on these receivables. As at March 31, 2019 and March 31, 2020, the carrying value of such receivables, net of allowances approximates the fair value.

Investments in liquid and short-term mutual funds, which are classified as FVTPL are measured using net asset values at the reporting date multiplied by the quantity held. Fair value of investments in commercial papers, certificate of deposits and bonds classified as FVTOCI is determined based on the indicative quotes of price and yields prevailing in the market at the reporting date. Fair value of investments in equity instruments classified as FVTOCI is determined using market and income approaches.

The fair value of derivative financial instruments is determined based on observable market inputs including currency spot and forward rates, yield curves, currency volatility etc.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value of hierarchy of assets and liabilities measured at fair value on a recurring basis:

	As at March 31, 2019				As at March 31, 2020
Particular	Fair value measurements at reporting date				Fair value measurements at reporting date
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Assets
Derivative instruments:
Cash flow hedges	3,149	—	3,149	—	1,382	—	1,382	—
Others	1,955	—	1,955	—	1,643	—	1,643	—
Investments:
Investment in liquid and short-term mutual funds	13,960	13,960	—	—	14,795	14,795	—	—
Investment in equity instruments	6,916	—	248	6,668	9,297	—	119	9,178
Commercial paper, Certificate of deposits and bonds	185,048	6,865	178,183	—	155,587	12,983	142,604	—

Liabilities
Derivative instruments:
Cash flow hedges	(130)	—	(130)	—	(4,057)	—	(4,057)	—
Others	(1,180)	—	(1,180)	—	(3,312)	—	(3,312)	—

The following methods and assumptions were used to estimate the fair value of the level 2 financial instruments included in the above table.

Derivative instruments (assets and liabilities): The Company enters derivative financial instruments with various counterparties, primarily banks with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As at March 31, 2020, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Investment in commercial papers, certificate of deposits and bonds: Fair value of these instruments is derived based on the indicative quotes of price and yields prevailing in the market as at reporting date.

Details of assets and liabilities considered under Level 3 classification

	As at
Investment in equity instruments	March 31, 2019		March 31, 2020
Balance at the beginning of the year	₹	5,685	₹	6,668
Additions		2,869		2,124
Transfers out of Level 3		(647)		—
Disposals		(1,341)		(1,327)
Gain/(loss) recognized in foreign currency translation reserve		203		855
Gain/(loss) recognized in other comprehensive income		(101)		858

Balance at the end of the year	₹	6,668	₹	9,178

19. Foreign currency translation reserve

The movement in foreign currency translation reserve attributable to equity holders of the Company is summarized below:

	Year ended March 31,
	2019		2020
Balance at the beginning of the year	₹	16,618	₹	15,250

Translation difference related to foreign operations, net		3,121		8,289
Reclassification of foreign currency translation differences to profit and loss on sale of hosted data center services business		(4,131)		—
Reclassification of foreign currency translation differences to profit and loss on workday business		(71)		—
Change in effective portion of hedges of net investment in foreign operations		(287)		—

Total change during the year		(1,368)		8,289

Balance at the end of the year	₹	15,250	₹	23,539

20. Income taxes

Income tax expenses has been allocated as follows:

	Three months ended March 31,				Year ended March 31,
	2019		2020		2019		2020
Income tax expense as per the interim condensed consolidated statement of income	₹	7,064	₹	6,205	₹	25,242	₹	24,799
Income tax included in Other comprehensive income on:
Unrealized gains/ (losses) on investment securities		243		45		(65)		(230)
Gains/(losses) on cash flow hedging derivatives		294		(594)		633		(1,165)
Defined benefit plan actuarial gains/(losses)		(4)		(135)		47		(196)

	₹	7,597	₹	5,521	₹	25,857	₹	23,208

Income tax expenses consists of the following:

	Three months ended March 31,				Year ended March 31,
	2019		2020		2019		2020
Current taxes
Domestic	₹	4,308	₹	5,959	₹	17,987	₹	18,437
Foreign		201		377		5,663		5,887

		4,509		6,336		23,650		24,324
Deferred taxes
Domestic		676		448		(180)		1,624
Foreign		1,879		(579)		1,772		(1,149)

		2,555		(131)		1,592		475

	₹	7,064	₹	6,205	₹	25,242	₹	24,799

Income tax expenses are net of (provision recorded) / reversal of provisions pertaining to earlier periods, amounting to ₹ 1,776 and ₹ (519) for the three months ended March 31, 2019 and 2020, and ₹ 1,909 and ₹ 5,997 for the year ended March 31, 2019 and 2020 respectively.

21. Revenues

	Three months ended March 31,				Year ended March 31,
	2019		2020		2019		2020
Rendering of services	₹	146,238	₹	153,832	₹	571,301	₹	598,550
Sales of products		3,825		3,278		14,544		11,682

	₹	150,063	₹	157,110	₹	585,845	₹	610,232

22. Expenses by nature

	Three months ended March 31,				Year ended March 31,
	2019		2020		2019		2020
Employee compensation	₹	77,387	₹	85,448	₹	299,774		326,571
Sub-contracting/ technical fees		23,934		22,771		94,725		90,521
Cost of hardware and software		3,342		3,110		13,567		11,491
Travel		4,463		4,031		17,768		18,169
Facility expenses		5,838		5,071		22,213		19,733
Depreciation, amortization and impairment*		5,595		5,798		19,474		20,862
Communication		1,097		1,317		4,561		4,812
Legal and professional fees		630		1,256		4,361		4,733
Rates, taxes and insurance		511		1,151		1,621		3,004
Marketing and brand building		744		579		2,714		2,532
Lifetime expected credit loss and provision for deferred contract cost		(274)		394		980		1,043
Miscellaneous expenses**		1,338		1,183		11,736		5,344

Total cost of revenues, selling and marketing expenses and general and administrative expenses	₹	124,605	₹	132,109	₹	493,494	₹	508,815

*

Depreciation, amortization and impairment includes impairment on certain software platform and intangible assets recognized on acquisitions, amounting to ₹ 1,480 and ₹ 2,318 for the three months and year ended March 31, 2019 respectively.

**	Miscellaneous expenses for the year ended March 31, 2019, includes an amount of ₹ 5,141 ($ 75 million) paid to National Grid on settlement of a legal claim against the company.

23. Finance expense

	Three months ended March 31,				Year ended March 31,
	2019		2020		2019		2020
Interest expense	₹	2,119	₹	1,168	₹	5,616	₹	5,136
Exchange fluctuation on foreign currency borrowings, net		411		485		1,759		2,192

	₹	2,530	₹	1,653	₹	7,375	₹	7,328

24. Finance and other income

	Three months ended March 31,				Year ended March 31,
	2019		2020		2019		2020
Interest income	₹	6,557	₹	4,487	₹	20,261	₹	21,764
Dividend income		86		105		361		367
Net gain from investments classified as FVTPL		326		292		1,990		1,275
Net gain from investments classified as FVTOCI		259		23		311		675

	₹	7,228	₹	4,907	₹	22,923	₹	24,081

25. Foreign exchange gains/(lossses), net

	Three months ended March 31,				Year ended March 31,
	2019		2020		2019		2020
Foreign exchange gains/(losses), net on financial instrument measured at FVTPL	₹	1,255	₹	(63)	₹	1,256	₹	2,144
Other Foreign exchange gains/(losses), net		(939)		1,056		1,959		1,025

	₹	316	₹	993	₹	3,215	₹	3,169

26. Earnings per share:

A reconciliation of profit for the period and equity shares used in the computation of basic and diluted earnings per equity share is set out below:

Basic: Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the period, excluding equity shares purchased by the Company and held as treasury shares.

	Three months ended March 31,				Year ended March 31,
	2019		2020		2019		2020
Profit attributable to equity holders of the Company	₹	24,833	₹	23,260	₹	90,031	₹	97,218
Weighted average number of equity shares outstanding		6,008,783,491		5,692,835,298		6,007,376,837		5,833,384,018

Basic earnings per share	₹	4.13	₹	4.09	₹	14.99	₹	16.67

Diluted: Diluted earnings per share is calculated by adjusting the weighted average number of equity shares outstanding during the period for assumed conversion of all dilutive potential equity shares. Employee share options are dilutive potential equity shares for the Company.

The calculation is performed in respect of share options to determine the number of shares that could have been acquired at fair value (determined as the average market price of the Company’s shares during the period). The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	Three months ended March 31,				Year ended March 31,
	2019		2020		2019		2020
Profit attributable to equity holders of the Company	₹	24,833	₹	23,260	₹	90,031	₹	97,218
Weighted average number of equity shares outstanding		6,008,783,491		5,692,835,298		6,007,376,837		5,833,384,018
Effect of dilutive equivalent share options		15,175,815		10,543,429		14,927,530		14,439,221

Weighted average number of equity shares for diluted earnings per share		6,023,959,306		5,703,378,727		6,022,304,367		5,847,823,239

Diluted earnings per share	₹	4.12	₹	4.07	₹	14.95	₹	16.62

27. Employee benefits

Employee costs includes

	Three months ended March 31,				Year ended March 31,
	2019		2020		2019		2020
Salaries and bonus	₹	74,430	₹	82,166	₹	289,005	₹	315,036
Employee benefits plans
Gratuity and other defined benefit plans		482		792		1,423		1,845
Defined contribution plans		1,916		2,127		7,408		8,428
Share based compensation		559		363		1,938		1,262

	₹	77,387	₹	85,448	₹	299,774	₹	326,571

The employee benefit cost is recognized in the following line items in the interim condensed consolidated statement of income:

	Three months ended March 31,				Year ended March 31,
	2019		2020		2019		2020
Cost of revenues	₹	65,455	₹	73,571	₹	251,818	₹	279,356
Selling and marketing expenses		7,760		7,629		30,972		30,763
General and administrative expenses		4,172		4,248		16,984		16,452

	₹	77,387	₹	85,448	₹	299,774	₹	326,571

The Company has granted 244,000 and 3,201,000 options under RSU option plan during the three months and year ended March 31, 2020, respectively (45,000 and 3,040,000 for the three months and year ended March 31, 2019); 106,000 and 2,816,400 options under ADS option plan during the three months and year ended March 31, 2020, respectively (20,000 and 3,176,000 for three months and year ended March 31, 2019).

The Company has also granted 217,000 and 2,461,500 Performance based stock options (RSU) during the three months and year ended March 31, 2020, respectively (Nil and 1,567,000 for the three months and year ended March 31, 2019); 84,000 and 2,524,600 Performance based stock options (ADS) during the three months and year ended March 31, 2020, respectively (Nil and 1,673,000 for three months and year ended March 31, 2019).

The RSU grants were issued under Wipro Employee Restricted Stock Unit plan 2007 (WSRUP 2007 plan) and the ADS grants were issued under Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan).

Restricted Stock Units arrangement that were modified during the year ended March 31, 2020

Further to the SEBI circular dated October 10, 2019 prohibiting issuance of depository receipts by listed companies to Non-Resident Indians (NRIs), the Board Governance, Nomination and Compensation Committee in November, 2019 approved cash pay out to its NRI employees in lieu of shares and upon exercise of vested American Depository Shares (ADS) Restricted Stock Units under the Company’s ADS RSU Plan 2004, based on prevailing market price of ADS on the date of exercise. This change was accounted for as a modification and the fair value on the date of modification of ₹ 561 is recognized as financial liability with a corresponding adjustment to equity.

28.	Other operating income

Year ended March 31, 2019

Sale of hosted data center services business: During the year ended March 31, 2019, the Company had concluded the divestment of its hosted data center services business.

The calculation of the gain on sale is shown below:

Particulars	Total
Cash considerations (net of disposal costs ₹ 660)	₹	25,432
Less: Carrying amount of net assets disposed (including goodwill of ₹ 13,009)		(26,455)
Add: Reclassification of exchange difference on foreign currency translation		4,131

Gain on sale	₹	3,108

In accordance with the sale agreement, total cash consideration was ₹ 28,124 and the Company paid ₹ 3,766 to subscribe for units issued by the buyer. Units amounting to ₹ 2,032 are callable by the buyer if certain business targets committed by the Company are not met over a period of three years. The fair value of these callable units was estimated to be insignificant as at March 31, 2019. Consequently, the sale consideration accounted of ₹ 24,358 and units amounting to ₹ 1,734 issued by the buyer.

Loss of control in subsidiary: During the year ended March 31, 2019, the Company had reduced its equity holding from 74% to 11% in Wipro Airport IT Services Limited. The loss/ gain on this transaction is insignificant.

Sale of Workday and Cornerstone OnDemand business: During the year ended March 31, 2019, the Company has concluded the Sale of Workday and Cornerstone OnDemand business except in Portugal, France and Sweden.

The calculation of the gain is as shown below:

Particulars	Total
Cash considerations	₹	6,645
Less: Carrying amount of net assets disposed (includes goodwill of ₹ 4,893 and intangible assets of ₹ 740)		(5,475)
Add: Reclassification of exchange difference on foreign currency translation		79

Gain on Sale	₹	1,249

Assets pertaining to Portugal, France and Sweden are classified as Assets held for sale ₹ 240 as at March 31, 2019, which was concluded on May 31, 2019. These disposal groups do not constitute a major component of the Company and hence were not classified as discontinued operations.

Year ended March 31, 2020

During the year ended March 31, 2020, the Company concluded the sale of assets pertaining to Workday and Cornerstone OnDemand business in Portugal, France and Sweden. Gain arising from such transaction ₹ 152 has been recognized under Other operating income.

During the year ended March 31, 2020, the Company has partially met the first year and second-year business targets pertaining to sale of data center business concluded during the year ended March 31, 2019. Change in fair value of the callable units pertaining to achievement of the business targets amounting to ₹ 395 and ₹ 992 for the three months and year ended March 31, 2020 respectively, has been recognized under Other operating income.

29.	Commitments and contingencies

Capital commitments: As at March 31, 2019 and March 31, 2020 the Company had committed to spend approximately ₹ 12,443 and ₹ 14,011 respectively, under agreements to purchase/ construct property and equipment. These amounts are net of capital advances paid in respect of these purchases.

Guarantees: As at March 31, 2019 and March 31, 2020, performance and financial guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately ₹ 18,456 and ₹ 18,655 respectively, as part of the bank line of credit.

Contingencies and lawsuits: The Company is subject to legal proceedings and claims (including tax assessment orders/ penalty notices) which have arisen in the ordinary course of its business. Some of the claims involve complex issues and it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of such proceedings. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company. The significant of such matters are discussed below.

In March 2004, the Company received a tax demand for year ended March 31, 2001 arising primarily on account of denial of deduction under section 10A of the Income Tax Act, 1961 (Act) in respect of profit earned by the Company’s undertaking in Software Technology Park at Bengaluru. The same issue was repeated in the successive assessments for the years ended March 31, 2002 to March 31, 2011 and the aggregate demand is ₹ 47,583 (including interest of ₹ 13,832). The appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2008. Further appeals have been filed by the Income tax authorities before the Hon’ble High Court. The Hon’ble High Court has heard and disposed-off majority of the issues in favor of the Company up to years ended March 31, 2004. Department has filed a Special Leave Petition (SLP) before the Supreme Court of India for the year ended March 31, 2001 to March 31, 2004.

On similar issues for years up to March 31, 2000, the Hon’ble High Court of Karnataka has upheld the claim of the Company under section 10A of the Act. For the year ended March 31, 2009, the appeals are pending before Income Tax Appellate Tribunal (ITAT). For years ended March 31, 2010 and March 31, 2011, the Dispute Resolution Panel (DRP) allowed the claim of the Company under section 10A of the Act. The Income tax authorities have filed an appeal before the ITAT.

For year ended March 31, 2013, the Company received the final assessment order in November 2017 with a demand of ₹ 3,286 (including interest of ₹ 1,166), arising primarily on account of section 10AA issues with respect to exclusion from Export Turnover. The Company has filed an appeal before Hon’ble ITAT, Bengaluru within the prescribed timelines.

For year ended March 31, 2014, the Company received the final assessment order in September 2018 with a demand of ₹ 1,030 (including Nil interest), arising primarily on account of transfer pricing issues. The Company has filed an appeal before the Hon’ble ITAT, Bengaluru within the prescribed timelines.

For year ended March 31, 2015, the Company received the Final assessment order in October 2019 with an estimated demand of ₹ 1,347 (including Nil interest), arising primarily on account of Capitalization of wages. The Company has filed an appeal before the Hon’ble ITAT, Bengaluru within the prescribed timelines.

For year ended March 31, 2016, the Company received the Draft assessment order in December 2019 with an estimated demand of ₹ 704 (including Nil interest), arising primarily on account of Capitalization of wages. The Company has filed the objections before the Dispute Resolution Panel (Bengaluru) within the prescribed timelines.

For year ended March 31, 2007 to year ending March 31, 2012, the company has received tax demand of ₹ 227 (Including ₹ 102 interest) for non-deduction of tax at source on some payments. Company has already deposited the demand under protest. The Company received order issued by Income Tax Appellate Tribunal, Bengaluru rejecting company’s appeal. The Company has filed an appeal against the said order with the Hon’ble High Court of Karnataka within the prescribed timelines. Company is already having a favorable order on this issue from the Hon’ble High Court of Karnataka for earlier year.

Income tax demands against the Company amounting to ₹ 66,441 and ₹ 77,873 are not acknowledged as debt as at March 31, 2019 and March 31, 2020, respectively. These matters are pending before various Appellate Authorities and the management expects its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company’s financial position and results of operations.

The contingent liability in respect of disputed demands for excise duty, custom duty, sales tax and other matters amounts to ₹ 8,477 and ₹ 8,033 as of March 31, 2019 and March 31, 2020. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

30. The Hon’ble Supreme Court of India, through a ruling in February 2019, provided interpretation on the components of Salary on which the Company and its employees are to contribute towards Provident Fund under the Employee’s Provident Fund Act. Based on the current evaluation, the Company believes it is not probable that certain components of Salary paid by the Company will be subject to contribution towards Provident Fund due to the Supreme Court order. The Company will continue to monitor and evaluate its position based on future events and developments.

31.	Segment information

The Company is organized into the following operating segments: IT Services, IT Products and India State Run Enterprise segment (ISRE).

IT Services: The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals.

The industry verticals are as follows: Banking, Financial Services and Insurance (BFSI), Health Business unit (Health BU), Consumer Business unit (CBU), Energy, Natural Resources & Utilities (ENU), Manufacturing (MFG), Technology (TECH) and Communications (COMM). Key service offerings to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.

IT Products: The Company is a value-added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

India State Run Enterprise segment (ISRE): This segment consists of IT Services offerings to entities/ departments owned or controlled by Government of India and/ or any State Governments.

The Chairman of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by IFRS 8, “Operating Segments.” The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segment for the three months ended March 31, 2019, is as follows:

	IT Services								IT Products	ISRE	Reconciling Items	Total
	BFSI	Health BU	CBU	ENU	TECH	MFG	COMM	Total
Revenue	46,043	19,288	23,667	18,628	18,402	11,551	8,286	145,865	2,759	1,787	(32)	150,379
Other operating income	—	—	—	—	—	—	—	1,546	—	—	—	1,546
Segment Result	9,649	1,940	4,716	2,787	3,031	2,262	985	25,370	(93)	(775)	111	24,613
Unallocated								1,161	—	—	—	1,161

Segment Result Total								28,077	(93)	(775)	111	27,320
Finance expense												(2,530)
Finance and other income												7,228
Share of profit/ (loss) of associates accounted for using the equity method												(17)

Profit before tax												32,001
Income tax expense												(7,064)

Profit for the period												24,937

Depreciation, amortization and impairment												5,595

Information on reportable segment for the three months ended March 31, 2020, is as follows:

	IT Services								IT Products	ISRE	Reconciling Items	Total
	BFSI	Health BU	CBU	ENU	TECH	MFG	COMM	Total
Revenue	46,690	20,589	25,669	19,570	19,503	12,486	8,453	152,960	2,792	2,341	10	158,103
Other operating income	—	—	—	—	—	—	—	395	—	—	—	395
Segment Result	8,144	3,049	4,546	3,766	3,906	2,336	1,330	27,077	116	(481)	(171)	26,541
Unallocated								(547)	—	—	—	(547)

Segment Result Total								26,925	116	(481)	(171)	26,389
Finance expense												(1,653)
Finance and other income												4,907
Share of profit/ (loss) of associates accounted for using the equity method												13

Profit before tax												29,656
Income tax expense												(6,205)

Profit for the period												23,451

Depreciation and amortization												5,798

Information on reportable segment for the year ended March 31, 2019, is as follows:

	IT Services								IT Products	ISRE	Reconciling Items	Total
	BFSI	Health BU	CBU	ENU	TECH	MFG	COMM	Total
Revenue	175,262	75,081	89,313	72,830	76,591	46,496	32,680	568,253	12,312	8,544	(49)	589,060
Other operating income	—	—	—	—	—	—	—	4,344	—	—	—	4,344
Segment Result	33,831	8,638	16,828	7,081	15,916	8,327	4,396	95,017	(1,047)	(1,829)	283	92,424
Unallocated								3,142	—	—	—	3,142

Segment Result Total								102,503	(1,047)	(1,829)	283	99,910
Finance expense												(7,375)
Finance and other income												22,923
Share of profit/ (loss) of associates accounted for using the equity method												(43)

Profit before tax												115,415
Income tax expense												(25,242)

Profit for the year												90,173

Depreciation, amortization and impairment												19,474

Information on reportable segment for the year ended March 31, 2020, is as follows:

	IT Services								IT Products	ISRE	Reconciling Items	Total
	BFSI	Health BU	CBU	ENU	TECH	MFG	COMM	Total
Revenue	184,457	78,240	97,008	76,443	75,895	48,158	33,840	594,041	11,010	8,400	(50)	613,401
Other operating income	—	—	—	—	—	—	—	1,144	—	—	—	1,144
Segment Result	34,132	12,027	16,729	12,176	14,312	9,252	5,336	103,964	(282)	(1,822)	149	102,009
Unallocated								2,577	—	—	—	2,577

Segment Result Total								107,685	(282)	(1,822)	149	105,730
Finance expense												(7,328)
Finance and other income												24,081
Share of profit/ (loss) of associates accounted for using the equity method												29

Profit before tax												122,512
Income tax expense												(24,799)

Profit for the year												97,713

Depreciation and amortization												20,862

The Company has four geographic segments: India, Americas, Europe and Rest of the world. Revenues from the geographic segments based on domicile of the customer are as follows:

	Three months ended March 31,				Year ended March 31,
	2019		2020		2019		2020
India	₹	6,554	₹	7,393	₹	30,999	₹	30,158
Americas*		85,702		90,665		325,432		352,319
Europe		36,612		38,175		147,074		144,876
Rest of the world		21,511		21,870		85,555		86,048

	₹	150,379	₹	158,103	₹	589,060	₹	613,401

*	Substantially related to operations in the United States of America.

No customer individually accounted for more than 10% of the revenues during the three months and year ended March 31, 2019 and 2020.

Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.

Notes:

a)	“Reconciling items” includes elimination of inter-segment transactions and other corporate activities.

b)	Revenue from sale of traded cloud-based licenses is reported as part of IT Services revenues.

c)

For the purpose of segment reporting, the Company has included the impact of “foreign exchange gains / (losses), net” in revenues (which is reported as a part of operating profit in the interim condensed consolidated statement of income).

d)

For evaluating performance of the individual operating segments, stock compensation expense is allocated on the basis of straight-line amortization. The differential impact of accelerated amortization of stock compensation expense over stock compensation expense allocated to the individual operating segments is reported in reconciling items.

e)

The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. The finance income on deferred consideration earned under these contracts is included in the revenue of the respective segment and is eliminated under reconciling items.

f)

Other Operating income of ₹ 1,546 and ₹ 395 for the three months ended March 31, 2019 and 2020 respectively and ₹ 4,344 and ₹ 1,144 for the year ended March 31, 2019 and 2020 respectively. Refer Note 28

g)

Segment results for ENU industry vertical for the year ended March 31, 2019, is after considering the impact of ₹ 5,141 ($75 million) paid to National Grid on settlement of a legal claim against the Company.

h)

Segment results for Health BU industry vertical for the three months and year ended March 31, 2019, is after considering the impact of impairment charges on certain software platform and intangible assets recognized on acquisitions amounting to ₹ 1,480 and ₹ 2,318, respectively

32.	List of subsidiaries and investments accounted for using equity method as at March 31, 2020 is provided below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro, LLC			USA
	Wipro Gallagher Solutions, LLC		USA
		Opus Capital Markets Consultants, LLC	USA
		Wipro Promax Analytics Solutions Americas, LLC	USA
	Wipro Insurance Solutions, LLC		USA
	Wipro IT Services, LLC		USA
		HealthPlan Services, Inc. **	USA
		Appirio, Inc. **	USA
		Cooper Software, Inc.	USA
		Infocrossing, LLC	USA
		Wipro US Foundation	USA
		International TechneGroup Incorporated **	USA

		Rational Interaction, Inc. **	USA
Wipro Overseas IT Services Pvt. Ltd			India
Wipro Japan KK			Japan

Wipro Shanghai Limited			China
Wipro Trademarks Holding Limited			India
Wipro Travel Services Limited			India

Wipro Holdings (UK) Limited			U.K.

	Designit A/S		Denmark

		Designit Denmark A/S	Denmark
		Designit Germany GmbH	Germany
		Designit Oslo A/S	Norway
		Designit Sweden AB	Sweden
		Designit T.L.V Ltd.	Israel
		Designit Tokyo Ltd.	Japan
		Designit Spain Digital, S.L. **	Spain
	Wipro Europe Limited		U.K.
		Wipro UK Limited	U.K.
	Wipro Financial Services UK Limited		U.K.

	Wipro IT Services S.R.L.		Romania

Wipro IT Services SE (formerly Wipro Cyprus SE)			U.K.
	Wipro Doha LLC #		Qatar
	Wipro Technologies SA DE CV		Mexico
	Wipro Philippines, Inc.		Philippines
	Wipro Holdings Hungary Korlátolt Felelosségu Társaság		Hungary
		Wipro Holdings Investment Korlátolt Felelosségu Társaság	Hungary
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Co. Limited *		Saudi Arabia
		Women’s Business Park Technologies Limited *	Saudi Arabia
	Wipro Poland SP Z.O.O		Poland
	Wipro IT Services Poland SP Z.O.O		Poland

	Wipro Technologies Australia Pty Ltd		Australia

	Wipro Corporate Technologies Ghana Limited		Ghana
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro IT Service Ukraine, LLC		Ukraine
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro Portugal S.A. **	Portugal
		Wipro Technologies Limited	Russia
		Wipro Technology Chile SPA	Chile
		Wipro Solutions Canada Limited	Canada
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica

		Wipro Outsourcing Services (Ireland) Limited	Ireland

		Wipro Technologies VZ, C.A.	Venezuela
		Wipro Technologies Peru S.A.C.	Peru
		Wipro do Brasil Servicos de Tecnologia S.A.	Brazil

		Wipro do Brasil Technologia Ltda **	Brazil
	Wipro Technologies SA		Argentina
	Wipro Technologies S.R.L.		Romania
	PT. WT Indonesia		Indonesia
	Wipro (Thailand) Co. Limited		Thailand
	Wipro Bahrain Limited Co. S.P.C.		Bahrain

	Wipro Gulf LLC		Sultanate of Oman
	Rainbow Software LLC		Iraq

Wipro Networks Pte Limited		Singapore

	Wipro (Dalian) Limited	China
	Wipro Technologies SDN BHD	Malaysia
Wipro Chengdu Limited		China

Wipro IT Services Bangladesh Limited		Bangladesh

Wipro HR Services India Private Limited		India

*

All the above direct subsidiaries are 100% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Co. Limited and 55% of the equity securities of Women’s Business Park Technologies Limited are held by Wipro Arabia Co. Limited.

#	51% of equity securities of Wipro Doha LLC are held by a local shareholder. However, the beneficial interest in these holdings is with the Company.
The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD incorporated in South Africa and Wipro Foundation in India
**

Step Subsidiary details of Wipro Portugal S.A, Wipro do Brasil Technologia Ltda, Designit Spain Digital, S.L, HealthPlan Services, Inc, Appirio, Inc, International TechneGroup Incorporated and Rational Interaction, Inc. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Portugal S.A.			Portugal
	Wipro Technologies GmbH		Germany
		Cellent GmbH	Germany
		Cellent GmbH	Austria
Wipro do Brasil Technologia Ltda			Brazil
	Wipro Do Brasil Sistemetas De Informatica Ltd		Brazil
Designit Spain Digital, S.L.			Spain
	Designit Colombia S A S		Colombia
	Designit Peru SAC		Peru
HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance Agency, LLC		USA

International TechneGroup Incorporated			USA
	International TechneGroup Ltd.		U.K.
	ITI Proficiency Ltd		Israel
	IT S.R.L.		Italy
		Mech Works S.R.L.	Italy
Appirio, Inc.			USA
	Appirio, K.K		Japan
	Topcoder, LLC.		USA

	Appirio Ltd		Ireland
		Apprio Ltd (UK)	U.K.
Rational Interaction, Inc.			USA
	Rational Consulting Australia Pty Ltd		Australia
	Rational Interaction Limited		Ireland

As at March 31, 2020 the Company held 43.7% interest in Drivestream Inc, 33% interest in Denim Group Limited and 33.3% in Denim Group Management, LLC, accounted for using the equity method.

The list of controlled trusts are:

Name of the entity		Country of incorporation
Wipro Equity Reward Trust		India
Wipro Foundation		India

33. Bank balance

	As at March 31, 2020
	In Current Account		In Deposit Account		Total
HDFC Bank	₹	599	₹	35,670	₹	36,269
ICICI Bank		—		34,883		34,883
Citi Bank		18,902		7,247		26,149
Axis Bank		1		22,988		22,989
HSBC		6,729		4,672		11,401
Saudi British Bank		955		3,311		4,266
Wells Fargo Bank		2,627		—		2,627
Kotak Mahindra Bank		2		1,200		1,202
BNP Paribas		1,034		—		1,034
ANZ Bank		426		302		728
Deutsche Bank		496		—		496
Standard Chartered Bank		341		—		341
UniCredit Bank Austria		334		—		334
United Amara Bank		259		—		259
JP Morgan Chase		107		139		246
MUFG Bank		132		—		132
Rabo Bank		129		—		129
Silicon Valley Bank		109		—		109
Intesa San Paolo		108		—		108
Others		797		—		797

Total	₹	34,087	₹	110,412	₹	144,499

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A Premji	M K Sharma	Abidali Z Neemuchwala
Chartered Accountants Firm’s Registration No: 117366W/W - 100018	Chairman	Director	Chief Executive Officer & Managing Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
April 15, 2020